KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them The person liable: PDMR Closely associated person (natural person) Closely associated person (legal person) Info about the one who reports Last name Lao First name Alfi Business name Himalaya Shipping Ltd. About PDMR Last name ISAKSEN First name BJØRN ANDREAS FRENG Position / role Chairman of the board Initial notification or amendment to prior notification Initial Amendment Details about the issuer or emission allowance market participant Business name Himalaya Shipping Ltd. LEI number 984500D86FFE5EYE7988 Skjemaversjon: 46345 11/11/2024 4:53:59 PM AR 642700142 11 /1 1/ 20 24 4 :5 3: 59 P M A R 64 27 00 14 2 1

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them Description of the financial instrument/type of instrument Instrument Share ISIN code BMG4660A1036 Name of the financial instrument Nature of the transaction Transaction type Other transaction type Description of transaction type Entry into a Forward purchase agreement to acquire shares for settlement on June 15, 2026 at a price of $7.13 per share, to be adjusted by 5% interest less any dividends paid between November 11, 2024 and the settlement date. Share option program The transaction is linked to an excersise of a share option program Yes No Currency of the transaction Currency USD Price(s) and volume(s) Price per unit 7.13 Volume 200 000 Aggregated information Average price per unit 7.13000 Aggregated volume 200 000 Total amount 1 426 000.000000 Date of the transaction Date 11/11/2024 Place of the transaction Trading venue XOFF - Outside a trading venue Comment 11/11/2024 4:53:59 PM AR 642700142 11 /1 1/ 20 24 4 :5 3: 59 P M A R 64 27 00 14 2 2